BRF S.A.

Publicly Traded Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

In accordance with article 157, clause 4, of Act No 6.404, of December 15, 1976, as amended (“S.A. Act”), and article 2 of the Brazilian Securities and Exchange Commission (CVM) Instruction No 358, of January 3, 2002, BRF S.A. (“BRF”), one of the largest food companies in the world, with operations in the beef, pork, poultry, processed foods and dairy segments, informs its shareholders and the market as a whole that an investment agreement (“Investment Agreement”) was signed on this date by BRF and Minerva S.A. (“Minerva”), one of the leading companies in South America in the production and sale of fresh meat, live cattle and by-products, and by VDQ Holdings S.A. (“VDQ”), Minerva´s controlling shareholder.  This Investment Agreement regulates the terms and conditions of an operation through which BRF will allocate its beef slaughtering plants in Várzea Grande and Mirassol, with slaughtering capacity of 2,600 (two thousand six hundred) head of cattle per day, as well as the BRF employees involved in these activities (“Newco Beef Division”), to a closed capital company that will be incorporated within Minerva, with the subsequent increase in Minerva´s capital stock (“Operation”). This beef operation of BRF represented approximately R$ 1.2 billion in net revenues in 2012.

Following the consummation of the Operation, the Newco Beef Division will become an integral subsidiary of Minerva and BRF will then hold 29,000,000 (twenty nine million) shares from the new issue of Minerva, representing on the date of the conclusion of the Operation a percentage equivalent to 16.8 % of the total and voting capital stock of Minerva and which will amount to approximately 15.2% when the entire conversion by 2015 of mandatory convertible debentures issued by Minerva occurs. Within the  context of the Operation, (i) BRF and VDQ signed a shareholders´ agreement under which VDQ will maintain control of Minerva and BRF will nominate two members to the Board of Directors, ensuring certain protective rights commensurate with its minority participation, and (ii) Minerva and BRF signed a non-exclusive supply contract under which Minerva will supply BRF with raw materials in a competitive manner, with quality and guarantee the supply so that BRF will continue with its business of providing beef products with added value. The shareholders´ agreement and the supply contract will come into force at the conclusion of the Operation at a date to be announced later.

BRF will also reduce its biological assets (live cattle) by approximately R$ 170 million within 10 months. These assets form no part of this operation and will be sold on the market.

Through this agreement, BRF will adjust its operating model on the beef market. It will not leave the business but will deverticalize the chain, leaving the management of slaughtering activities in the hands of a specialist company – Minerva – at the same time as it reinforces its presence in the food services and food from processed beef segments.

The implementation of the Operation is subject to the approval of the Brazilian anti-trust agency (local acronym “CADE”). Following approval by the CADE, the Operation will be submitted to a general meeting of Minerva shareholders for their approval.

BRF will keep the market informed of developments related to the matter in question.

 São Paulo, November 1, 2013

Leopoldo Viriato Saboya Vice-President of Finance, Administration and Investor Relations